2013
Notice of Annual General & Special Meeting of
ANNUAL GENERAL AND	Shareholders
SPECIAL MEETING

Management Information Circular

Place:	Suite 2300, 1177 West Hastings Street
Vancouver, BC
V6E 2K3

Time:	10:00 a.m. (Vancouver time)

Date:	Friday, September 27, 2013

DORATO RESOURCES INC.

Notice of Annual General & Special Meeting of Shareholders
September 27, 2013

Notice is hereby given that the annual and special meeting of the holders of common shares of Dorato Resources Inc. (the "Company") will be held at the Company's offices at 2300 – 1177 West Hastings Street, Vancouver, British Columbia, on September 27, 2013 at 10:00 a.m., local time, for the following purposes:

(a)	to receive the audited comparative financial statements for the financial year ended January 31, 2013 and the auditors' report thereon;

(b)	to set the number of directors at five (5);

(c)	to elect directors;

(d)	to appoint auditors and to authorize the directors to fix their remuneration;

(e)	to ratify and approve the continuation of the rolling incentive stock option plan for the Company, as more particularly set out in the attached information circular;

(f)

to consider and, if deemed appropriate, to pass, with or without variation, a special resolution approving a consolidation of the outstanding common shares of the Company on the basis of up to twenty pre-consolidation shares for each one post-consolidation share, as more fully described in the Management Information Circular.

(g)	to consider and, if deemed appropriate, ratify, confirm and approve the Company’s Advance Notice Policy as more particularly described in the Information Circular; and

(h)	to transact such other business as may properly come before the meeting or any adjournment thereof.

The specific details of the foregoing matters to be put before the meeting are set forth in the Management Information Circular accompanying this Notice of Meeting.

Shareholders are invited to attend the meeting. Registered shareholders who are unable to attend the meeting in person are requested to complete, date and sign the enclosed form of proxy and send it in the enclosed envelope or otherwise to the Secretary of the Company c/o Computershare Investor Services Inc., 100 University Avenue, 9th Floor, Toronto, Ontario, M5J 2Y1. Non-registered shareholders who receive these materials through their broker or other intermediary should complete and send the form of proxy in accordance with the instructions provided by their broker or intermediary. To be effective, a proxy must be received by Computershare Investor Services Inc. no later than September 25, 2013 at 10:00 a.m. (Vancouver time), or in the case of any adjournment of the meeting, not less than 48 hours, Saturdays, Sundays and holidays excepted, prior to the time of the adjournment.

DATED the 31st day of July, 2013.

By Order of the Board of Directors

/s/ “Rowland Perkins”
Rowland Perkins
Interim President, CEO and Director

DORATO RESOURCES INC.

Management Information Circular for the Annual General and
Special Meeting of Shareholders

July 31, 2013

GENERAL PROXY INFORMATION

Solicitation of Proxies

This Management Information Circular (the "Circular") is furnished in connection with the solicitation of proxies by the management of Dorato Resources Inc. (the "Company"), to be used at the Company's 2013 annual general and special meeting of the holders of common shares (the "Common Shares") to be held at 10:00 a.m. (Vancouver time) on Friday, September 27, 2013 (the "Meeting") or at any adjournment thereof for the purposes set forth in the accompanying Notice of Meeting (“Notice of Meeting”). While it is expected that the solicitation will be primarily by mail, proxies may also be solicited personally, by advertisement or by telephone, by directors, officers or employees of the Company without special compensation, at nominal cost. The cost of solicitation will be borne by the Company.

No person is authorized to give any information or to make any representation other than those contained in this Circular and, if given or made, such information or representation should not be relied upon as having been authorized by the Company. The delivery of this Circular shall not, under any circumstances, create an implication that there has not been any change in the information set forth herein since the date hereof.

Unless otherwise stated, the information contained in this Circular is as of July 31, 2013.

Beneficial Shareholders

Only registered shareholders or proxyholders duly appointed by registered shareholders are permitted to vote at the Meeting. Most shareholders of the Company are “non-registered” shareholders because the Common Shares they own are not registered in their names but are instead registered in the name of a brokerage firm, bank or other intermediary or in the name of a clearing agency. Shareholders who do not hold their Common Shares in their own name (referred to herein as “Beneficial Shareholders”) should note that only registered shareholders are entitled to vote at the Meeting. If Common Shares are listed in an account statement provided to a shareholder by a broker, then in almost all cases those Common Shares will not be registered in such shareholder’s name on the records of the Company. Such common Shares will more likely be registered under the name of the shareholder’s broker or agent of that broker. In Canada, the vast majority of such Common Shares are registered under the name of CDS & Co. (the registration name for the Canadian Depository for Securities Limited, which company acts as nominee for many Canadian brokerage firms). Common Shares held by brokers (or their agents or nominees) on behalf of a broker’s client can only be voted (for or against resolutions) at the direction of the Beneficial Shareholder. Without specific instructions, Canadian brokers and their agents and nominees are prohibited from voting Common Shares for the brokers’ clients. Therefore, each Beneficial Shareholder should ensure that voting instructions are communicated to the appropriate person well in advance of the Meeting.

Existing regulatory policy requires brokers and other intermediaries to seek voting instructions from Beneficial Shareholders in advance of shareholders’ meetings. The various brokers and other intermediaries have their own mailing procedures and provide their own return instructions to clients, which should be carefully followed by Beneficial Shareholders in order to ensure that their Common Shares are voted at the Meeting. Often the form of proxy supplied to a Beneficial Shareholder by its broker is identical to the form of proxy provided by the Company to the registered shareholders. However, its purpose is limited to instructing the registered shareholder (i.e. the broker or agent of the broker) how to vote on behalf of the Beneficial Shareholder. The majority of brokers now delegate responsibility for obtaining instructions from clients to Broadridge Financial Solutions, Inc. (“BFS”). BFS typically prepares a machine-readable voting instruction form, mails those forms to the Beneficial Shareholder and asks Beneficial Shareholders to return the forms to BFS, or otherwise communicate voting instructions to BFS (by way of the internet or telephone, for example). BFS then tabulates the results of all instructions received and provides appropriate instructions respecting the voting of Common Shares to be represented at the Meeting. A Beneficial Shareholder who receives a BFS voting instruction form cannot use that form to vote Common Shares directly at the Meeting. The voting instruction form must be returned to BFS (or instructions respecting the voting of Common Shares must be communicated to BFS) well in advance of the Meeting in order to have the Common Shares voted.

This Circular and accompanying materials are being sent to both registered shareholders and Beneficial Shareholders. Beneficial Shareholders fall into two categories – those who object to their identity being known to the issuers of securities which they own (“Objecting Beneficial Owners”, or “OBOs”) and those who do not object to their identity being made known to the issuers of the securities they own (“Non-Objecting Beneficial Owners”, or “NOBOs”). Subject to the provisions of National Instrument 54-101 – Communication with Beneficial Owners of Securities of Reporting Issuers (“NI 54-101”) issuers may request and obtain a list of their NOBOs from intermediaries via their transfer agents.

If you are a Beneficial Shareholder, and the Company or its agent has sent these materials directly to you, your name, address and information about your holdings of Common Shares have been obtained in accordance with applicable securities regulatory requirements from the intermediary holding the Common Shares on your behalf.

The Company’s OBOs can expect to be contacted by BFS or their broker or their broker’s agents as set out above.

Although Beneficial Shareholders may not be recognized directly at the Meeting for the purposes of voting Common shares registered in the name of their broker, a Beneficial Shareholder may attend the meeting as proxyholder for the registered shareholder and vote the Common Shares in that capacity. Beneficial Shareholders who wish to attend the Meeting and indirectly vote their Common Shares as proxyholder for the registered shareholder should enter their own names in the blank space on the proxy or voting instruction card provided to them and return the same to their broker (or the broker’s agent) in accordance with the instructions provided by such broker.

All references to shareholders in this Information Circular and the accompanying form of Proxy and Notice of Meeting are to registered shareholders unless specifically stated otherwise.

Appointment of Proxyholder

The person(s) designated by management of the Company in the enclosed form of proxy are directors or officers of the Company. Each shareholder has the right to appoint as proxyholder a person or company (who need not be a shareholder of the Company) other than the person(s) or company(ies) designated by management of the Company in the enclosed form of proxy to attend and act on the shareholder's behalf at the Meeting or at any adjournment thereof. Such right may be exercised by either striking out the names of the persons specified in the form of proxy and inserting the name of the person or company to be appointed in the blank space provided in the form of proxy, or by completing another proper form of proxy and, in either case, delivering the completed and executed proxy to Computershare Investor Services Inc. (“Computershare”) in time for use at the Meeting in the manner specified in the Notice of Meeting.

In the case of registered shareholders, the completed, dated and signed form of proxy should be sent in the enclosed envelope or otherwise to the Secretary of the Company c/o Computershare, 100 University Avenue, 9th Floor, Toronto, Ontario, M5J 2Y1. In the case of non-registered shareholders who receive these materials through their broker or other intermediary, the shareholder should complete and send the form of proxy in accordance with the instructions provided by their broker or other intermediary. To be effective, a proxy must be received by Computershare not later than 10:00 a.m. (Vancouver time), on Wednesday, September 25, 2013 or, with respect to any matter occurring after the reconvening of any adjournment of the Meeting, not less than 48 hours prior to the time set for the recommencement of such adjourned Meeting. Proxies delivered after such times will not be accepted.

Revocation of Proxy

A shareholder who has given a proxy may revoke it by depositing an instrument in writing signed by the shareholder or by the shareholder's attorney, who is authorized in writing, or by transmitting, by telephonic or electronic means, a revocation signed by electronic signature by the shareholder or by the shareholder's attorney, who is authorized in writing, to or at the registered office of the Company at any time up to and including the last business day preceding the day of the Meeting, or in the case of any adjournment of the Meeting, the last business day preceding the day of the adjournment, or with the Chair of the Meeting on the day of, and prior to the start of, the Meeting or any adjournment thereof. A shareholder may also revoke a proxy in any other manner permitted by law.

A Beneficial Shareholder who has submitted a proxy may revoke it by contacting the Intermediary through which the Beneficial Shareholder's Common Shares are held and following the instructions of the Intermediary respecting the revocation of proxies, provided that an Intermediary is not required to act on a revocation of a proxy which is not received by the Intermediary at least seven (7) days prior to the Meeting.

Voting of Proxies

On any ballot that may be called for, the Common Shares represented by a properly executed proxy given in favour of the person(s) designated by management of the Company in the enclosed form of proxy will be voted or withheld from voting in accordance with the instructions given on the form of proxy, and if the shareholder specifies a choice with respect to any matter to be acted upon, the Common Shares will be voted accordingly. In the absence of instructions, such Common Shares will be voted in favour of each of the matters referred to in the Notice of Meeting as specified thereon.

The enclosed form of proxy confers discretionary authority upon the persons named therein with respect to amendments or variations to matters identified in the accompanying Notice of Meeting and with respect to other matters which may properly come before the Meeting or any adjournment thereof. As of the date of this Circular, management of the Company are not aware of any such amendment, variation or other matter to come before the Meeting. However, if any amendments or variations to matters identified in the Notice of Meeting or any other matters which are not now known to management should properly come before the Meeting or any adjournment thereof, the Common Shares represented by properly executed proxies given in favour of the person(s) designated by management of the Company in the enclosed form of proxy will be voted on such matters pursuant to such discretionary authority.

Signing of Proxy

The form of proxy must be signed by the Shareholder or the duly appointed attorney of the Shareholder authorized in writing or, if the Shareholder is a corporation, by a duly authorized officer of such corporation. A form of proxy signed by the person acting as attorney of the Shareholder or in some other representative capacity, including an officer of a corporation which is a Shareholder, should indicate the capacity in which such person is signing and should be accompanied by the appropriate instrument evidencing the qualification and authority to act of such person, unless such instrument has previously been filed with the Company. A Shareholder or his or her attorney may sign the form of proxy or a power of attorney authorizing the creation of a proxy by electronic signature provided that the means of electronic signature permits a reliable determination that the document was created or communicated by or on behalf of such Shareholder or by or on behalf of his or her attorney, as the case may be.

Notice-and-Access

The Company is not sending the Meeting Materials to registered Shareholders or Non-Registered Shareholders using notice-and-access delivery procedures defined under NI 54-101 and National Instrument 51-102, Continuous Disclosure Obligations.

VOTING SHARES AND PRINCIPAL HOLDERS THEREOF

Record Date

The Board of Directors has fixed July 31, 2013 as the record date for the purpose of determining holders of Common Shares entitled to receive notice of and to vote at the Meeting. Any holder of Common Shares of record at the close of business on the record date is entitled to vote the Common Shares registered in such shareholder's name at that date on each matter to be acted upon at the Meeting.

Voting Shares

As at the Record Date, the Company had 89,830,376 Common Shares outstanding, each carrying the right to one vote per share. Only shareholders of record at the close of business on the Record Date, who either personally attend the Meeting or who have contemplated and delivered a form of proxy in the manner and subject to the provisions described above will be entitled to vote or to have their Common Shares voted at the Meeting.

On a show of hands, every individual who is present as a shareholder or as a duly appointed representative of a registered corporate shareholder will have one vote, and on a poll every shareholder present in person or represented by a valid proxy, and every person who is present as a duly appointed representative of a corporate shareholder, will have one vote for each common share registered in the name of the shareholder on the list of shareholders, which is available for inspection during normal business hours at Computershare Investor Services Inc. and will be available at the Meeting. Shareholders represented by proxyholders are not entitled to vote on a show of hands.

Principal Shareholders

To the knowledge of the directors and executive officers of the Company, as at the Record Date, no person beneficially owned, directly or indirectly, or exercised control or direction over 10% or more of the voting rights attached to the outstanding Common Shares of the Company.

INTEREST OF CERTAIN PERSONS OR COMPANIES IN MATTERS TO BE ACTED UPON

None of the directors or executive officers of the Company, no proposed management nominee for election as a director of the Company, none of the persons who have been directors or executive officers of the Company since the commencement of the Company’s last completed financial year, none of the other insiders of the Company and no associate or affiliate of any of the foregoing persons has any material interest, direct or indirect, by way of beneficial ownership of securities or otherwise, in any matter to be acted upon at the Meeting (other than the election of the directors), save and except for the confirmation and ratification of the Company’s Incentive Stock Option Plan as contemplated under the heading “Particulars of Matters to be Acted Upon – Stock Option Plan”.

FINANCIAL STATEMENTS

The audited financial statements of the Company for the financial year ended January 31, 2013, and the accompanying management discussion and analysis (“MD&A”), were filed on SEDAR on May 31, 2013 and have been mailed to all registered and Beneficial Shareholders who had requested them by returning the “Annual/Interim Financial Statement and MD&A Request Form” mailed by the Company as part of its 2012 annual general and special meeting materials. If you wish to receive either or both of the annual audited financial statements and interim financial statements and accompanying MD&A for the 2014 fiscal year, you must complete and return the “Annual/Interim Financial Statement and MD&A Request Form” accompanying this Circular.

The annual audited financial statements together with the auditors’ report will be presented to the shareholders at the Meeting.

ELECTION OF DIRECTORS

Election of Directors

The board of directors of the Company (the “Board”) presently consists of four (4) directors; however, the directors have determined the need to appoint an additional director to the Board.

At the Meeting, the shareholders will be asked to consider, and, if thought fit, approve an ordinary resolution fixing the number of directors at five (5). Accordingly, there are five persons nominated by management for election for the ensuing year.

The term of office of each of the present directors expires at the Meeting. The persons named below will be presented for election at the Meeting as management’s nominees. Each director elected will hold office until the next annual general meeting of the Company or until his successor is elected or appointed, unless his office is earlier vacated in accordance with the Articles of the Company or with the provisions of the Business Corporations Act (British Columbia).

In the absence of a contrary instruction, the person(s) designated by management of the Company in the enclosed form of proxy intend to vote FOR the election as directors of the proposed nominees whose names are set forth below, each of whom has been a director since the date indicated below. Management does not contemplate that any of the proposed nominees will be unable to serve as a director, but if that should occur for any reason prior to the Meeting, the Common Shares represented by properly executed proxies given in favour of such nominee(s) may be voted by the person(s) designated by management of the Company in the enclosed form of proxy, in their discretion, in favour of another nominee.

The following table sets forth information with respect to each person proposed to be nominated for election as a director, including the number of Common Shares of the Company beneficially owned, directly or indirectly, or over which control or direction was exercised, by such person or the person's associates or affiliates as at the Record Date.

Nominee Name and Place of Residence(1)	Principal Occupation	Became Director	Common Shares Beneficially Owned Directly or Indirectly(2)
Carlos Ballon Lima, Peru	Mining Engineer	July 20, 2010	8,067,861
Anton J. Drescher(3)(4) British Columbia, Canada	Businessman	October, 1993	1,317,444
Gordon Neal(3)(4) British Columbia, Canada	Businessman	October 30, 2009	367,223
Rowland Perkins Alberta, Canada	Businessman	October 31, 2011	12,000
Robert Baxter(3) Lima, Peru	Businessman	Nominee	Nil

Notes:
(1)	The information as to province or state and country of residence and principal occupation, not being within the knowledge of the Company has been furnished by the respective directors individually.
(2)

The information as to shares beneficially owned or over which a director exercises control or direction, not being within the knowledge of the Company, has been furnished by the respective directors individually, and is based on their respective share holdings as at July 31, 2013.

(3)	Member of Audit Committee.
(4)	Member of the Compensation Committee.

Each director elected at the Meeting will hold office until the next annual meeting or until his successor is duly elected or appointed.

Unless otherwise stated, each of the proposed nominees has held the principal occupation or employment indicated for the past five years as follows:

Carlos Ballon – Director. Mr. Ballon is a graduate of Colorado School of Mines with many years of experience as a mining engineer. He managed the Santander Mine in Peru from 1985 to 1993. More recently, he was VP South America for Corriente Resources Ltd. and a director of Thiess South America (Australia's largest contract miner), where he managed major engineering works at Tintaya and Yanacocha.

Anton J. Drescher – Chief Financial Officer and Director. Mr. Drescher has been a Certified Management Accountant since 1981. He has been Chief Financial Officer and a director of Oculus VisionTech Inc., a public company listed for trading on the TSX Venture Exchange (“TSX.V”) and the OTC Bulletin Board, since December 1994, which company is involved in streaming video and video-on-demand. He has also been a director of International Tower Hill Mines Ltd., a public mineral exploration and development company listed on the TSX and NYSE-Amex (“ITH”), since 1991, President of Westpoint Management Consultants Limited, a private company engaged in tax and accounting consulting for business reorganizations since 1979; President of Harbour Pacific Capital Corp., a private British Columbia company involved in regulatory filings for businesses in Canada, since 1998; a director of Corvus Gold Inc., Trevali Mining Corporation, public natural resource companies listed on the TSX, and President and a director of Ravencrest Resources Inc., a Canadian National Stock Exchange listed company since 2007.

Gordon Neal – Director. Mr. Neal has more than 25 years of experience in providing corporate finance and corporate governance services to public companies. He is a graduate of Dalhousie University with a B.Sc. in Biochemistry in 1977 and he also served as a member of the Dalhousie University Senate and Board of Governors. He founded Neal McInerney Investor Relations in 1991, which marketed more than $4 billion in debt and equity financings, and grew to be the second largest full service investor relations firm in Canada. Mr. Neal also served as Vice President, Corporate Development of Mag Silver Corp. from December 2003 to March 2013. He currently serves on the board of Rockgate Capital with uranium and sliver assets in Mali West Africa. He is also on the board of Balmoral Resources, a gold company with project in Quebec and Ontario.

Rowland Perkins – Interim President and Chief Executive Officer and Director. Mr. Perkins is currently the President and CEO of ebackup Inc. (est. 2001); a digital data service provider specializing in Cloud Services, Data Backup and Business Continuity. Mr. Perkins has over 35 years of business experience and 20 years of experience with public companies. In addition, Mr. Perkins is a director of several publicly traded companies; Corvus Gold Inc. since 2010, Oculus Visiontech Inc. since January 2005, and Strikepoint Gold Inc. since 2011. Mr. Perkins has a degree in Economics from the University of Manitoba (1972).

Robert Baxter – Nominee Director. Mr. Baxter brings over 25 years of experience, principally in Latin America, in the mining industry. Mr. Baxter is the General Manager of Baxter Consultants Engineering, a consulting company located in Peru. From May 2000 to September 2000, he held the position of Business Development Coordinator Americas for North Limited, a senior Australian mining company acquired by Rio Tinto, PLC in October 2000. Also at North Limited, Mr. Baxter held the posts of Regional Geologist, Americas from June 1999 to May 2000 and Regional Manager (Chile/Argentina) from November 1996 to June 1999. Mr. Baxter was previously a director of Petaquilla Minerals Ltd. and was also a director of Chariot Resources Ltd. which was sold to China Sci Tech, a Hong Kong listed company. Mr. Baxter was the Chairman of the Board of Marcobre S.A.C., a 100% fully owned subsidiary of China Sci Tech, until September 2010. He was President, director and Chief Operating Officer of Norsemont Mining Inc. until March 2011 when the company was acquired by Hudbay Minerals. Mr. Baxter is also a director of Pan Global Resources Inc, Indico Resources Limited and Prism Resources Inc. Mr. Baxter has a Bachelor of Applied Science (Honours) degree from the University of New South Wales and is a Fellow of the Australian Institute of Mining and Metallurgy (FAusIMM).

Corporate Cease Trade Orders or Bankruptcies

To the knowledge of the Company, no nominee for director of the Company is, as at the date of this Information Circular, or has been, within 10 years before the date of this Information Circular, a director or executive officer of any company that, while that person was acting in that capacity, (i) was the subject of a cease trade or similar order or an order that denied the relevant company access to any exemption under securities legislation for a period of more than 30 consecutive days, (ii) was subject to an event that resulted, after the director or executive officer ceased to be a director or executive officer, in the company being the subject of a cease trade or similar order or an order that denied the relevant company access to any exemption under securities legislation, for a period of more than 30 consecutive days, or (iii) within a year of that person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets.

Personal Bankruptcies

To the knowledge of the Company, no director or proposed director of the Company has, within the ten years prior to the date of this Circular, become bankrupt or made a proposal under any legislation relating to bankruptcy or insolvency, or been subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold the assets of that individual.

Penalties or Sanctions

Except as disclosed below, no proposed director of the Company has been subject to any penalties or sanctions imposed by a court relating to securities legislation or by a securities regulatory authority or has entered into a settlement agreement with a securities regulatory authority, or has been subject to any other penalties or sanctions imposed by a court or regulatory body that would likely be considered important to a reasonable securityholder in deciding whether to vote for a proposed director.

On March 22, 2010, Mr. Carlos Ballon provided the TSX.V with a signed Acknowledgement and Undertaking agreeing that he is required to obtain prior written approval from the Compliance & Disclosure Department of the TSX.V (“C&D”) should he propose to become a director, officer, employee, consultant, agent or signatory of any TSX.V exchange issuer (including subsidiaries) other than his current position as a consultant with Wealth Minerals Ltd. and a director of the Company.

This undertaking arose out of a review by the C&D regarding loans aggregating USD$883,000 (the “Loans”) made by the Company to Trevali Peru. S.A.C. (“Trevali”). The C&D had concerns that he did not take reasonable and appropriate action with respect to the Loans. While he was not a director of the Company at the time the Loans were made he was a signatory and authorized the transfer of the Loans without first verifying that the Loans had been authorized by the Company’s Board and /or a senior officer. In addition, he was the Chairman and a director of Trevali’s Canadian parent and as such the C&D was of the opinion that he was conflicted and should have been more diligent in ensuring the Company’s Board had authorized the Loans.

In December 1987, pursuant to a decision of the British Columbia Securities Commission, Anton Drescher, the CFO and a director of the Company, was denied statutory exemptions for a 24 month period as consequence of failing to carry out adequate due diligence in the preparation of an offering document for Banco Resources Ltd. As result of this decision, Mr. Drescher received a 6 month suspension from the Certified Management Consultants of British Columbia.

On March 10, 2010, the TSX.V rendered a decision with respect to a review concerning certain unauthorized loans by the Company to Trevali. As part of its decision, Mr. Drescher must seek prior written approval from the TSX.V should he propose to be involved with any other TSX.V listed issuer as a director and/or officer. On May 14, 2010, the TSX, upon review of the TSX.V’s decision, required Mr. Drescher to seek approval from the TSX should he propose to be involved with any other TSX listed issuers as a director and/or officer. In addition, the TSX required Mr. Drescher to inform the TSX of any future actions commenced against him by any regulatory entity. Subsequently, Mr. Drescher applied to the TSX for reconsideration of the abovementioned restriction and, on May 1, 2013, the TSX agreed to remove all such restrictions.

Please also see the section entitled Corporate Governance Disclosure in this Circular for a list of directorships held by the above nominees.

STATEMENT OF EXECUTIVE COMPENSATION

All dollar amounts in this Circular are expressed in Canadian dollars unless otherwise indicated.

The following Statement of Executive Compensation is prepared in accordance with National Instrument Form 51-102 F6. The purpose of this Statement of Executive Compensation is to provide disclosure of all compensation earned by directors and certain executive officers in connection with their position as a director or officer of, or consultant to, the Corporation.

Named Executive Officers

For the purposes of this Circular, a Named Executive Officer (“NEO”) of the Company means each of the following individuals:

(a)	a chief executive officer (“CEO”) of the Company;

(b)	a chief financial officer (“CFO”) of the Company;

(c)

each of the Company’s three most highly compensated executive officers, or the three most highly compensated individuals acting in a similar capacity, other than the CEO and CFO, at the end of the most recently completed financial year whose total compensation was, individually, more than $150,000, as determined in accordance with subsection 1.3(6) of Form 51-102F6, for that financial year; and

(d)

each individual who would be an NEO under paragraph (c) above but for the fact that the individual was neither an executive officer of the Company, nor acting in a similar capacity, at the end of that financial year.

The following individuals are considered Named Executive Officers of the Company for the fiscal year ended January 31, 2013: Rowland Perkins, Interim President and CEO (since March 2, 2012), Anton J. Drescher, CFO (since March 2, 2012) and former Interim President and CEO (from October 31, 2011 to March 2, 2012), and Anna Ladd, former CFO (from July 12, 2011 to March 2, 2012).

Compensation Discussion & Analysis

The Compensation Committee of the Board of Directors determines the executive compensation for the executives of the Company. The Compensation Committee evaluates the performance of the Company's senior executive officers and reviews the design and competitiveness of the Company's compensation plans.

The Company's executive compensation program, including the CEO compensation, is based on a pay for performance philosophy. Incentive plan awards are directly tied to corporate and individual performance and are provided to align the interests of executive officers with the longer term interests of shareholders. Independent consultants may be retained on an as needed basis by the Company to assess the executive compensation program.

Compensation for the NEOs, as well as for executive officers as a whole consists of a salary and incentive plan awards.

The Compensation Committee determines a base salary for its NEOs and other officers. The level of base salary for each NEO, executive officer and employee within a specified range is determined by the level of past performance, available market data, as well as by the level of responsibility and the importance of the position to the Company.

The Compensation Committee determines on a discretionary basis, incentive plan awards to be paid by the Company to all eligible executives and employees. Corporate performance is measured by reviewing personal performance and other significant factors, such as level of responsibility and importance of the position to the Company. The individual performance factor allows the Company to recognize and reward those individuals whose efforts have assisted the Company to attain its corporate performance objective.

The Compensation Committee has sole discretion to determine the key employees to whom equity based grants will be made and to determine the terms and conditions of such grants. The Compensation Committee approves grants for each level of executive officer or employee. Individual grants are determined by an assessment of an individual's current and expected future performance, level of responsibilities and the importance of the position to the Company.

The Company does not impose restrictions on purchasing derivative financial instruments of the Company’s equity securities.

The Company does not have a pension plan benefit program or a non-equity incentive plan compensation in place. Therefore, there were no payments or benefits in connection with a defined benefit or a defined contribution plan and no annual incentive plan or long-term incentive plan awards offered to the NEOs during the Company's most recently completed financial year.

The Board has not proceeded to a formal evaluation of the implications of the risks associated with the Company’s compensation policies and practices. Risk management is a consideration of the Board when implementing its compensation program and the Board does not believe that the Company’s compensation program results in unnecessary or inappropriate risk taking, including risks that are likely to have a material adverse effect on the Company.

The Company’s NEOs and directors are not permitted to purchase financial instruments, including for greater certainty, prepaid variable forward contracts, equity swaps, collars or units of exchange funds that are designed to hedge or offset a decrease in market value of equity securities granted as compensation or held, directly or indirectly, by the NEO or director.

Neither the NEOs nor the directors are permitted to purchase financial instruments that are designed to hedge or offset a decrease in market value of equity securities granted as compensation or held, directly or indirectly, by the NEOs or directors, including prepaid variable forward contracts, equity swaps, collars or units of exchange funds.

Compensation Summary

The following table sets out information concerning the compensation earned from the Company and any of the Company's subsidiaries during the financial years ended January 31, 2013, January 31, 2012 and January 31, 2011 by the Company's NEOs. No other officers of the Company are entitled to annual total compensation of more than $150,000.

Summary Compensation Table

Name and principal position	Fiscal Year Ended	Salary ($)	Share- based awards ($)	Option- based awards ($) (1)	Non-equity incentive plan compensation ($)		Pension value ($)	All other compensation ($)	Total compensation ($)
					Annual incentive plans	Long- term incentive plans (2)
Rowland Perkins (3) Interim President & CEO	Jan 31/13	Nil	Nil	Nil	Nil	Nil	Nil	Nil	Nil
Anton J. Drescher (4) CFO and Former Interim President & CEO	Jan 31/13 Jan 31/12	30,000 (5) 34,900	Nil Nil	Nil Nil	Nil Nil	Nil Nil	Nil Nil	Nil Nil	30,000 34,900
Anna Ladd, Former CFO (7)	Jan 31/13 Jan 31/12	Nil 15,000	Nil Nil	Nil Nil	Nil Nil	Nil Nil	Nil Nil	Nil Nil	Nil 15,000

Notes:
(1)	There were no stock options granted during the year ended January 31, 2013.
(2)

“LTIP" or "long term incentive plan" means any plan that provides compensation intended to motivate performance to occur over a period greater than one fiscal year, but does not include option or share-based awards.

(3)	Mr. Perkins was appointed interim President and CEO on March 2, 2012.
(4)	Mr. Drescher was appointed interim President and CEO on October 31, 2011 and resigned on March 2, 2012 and was then appointed CFO on March 2, 2012.
(5)	Of the $34,900 paid to Mr. Drescher, $10,000 was for director fees.
(6)	Ms. Ladd resigned as CFO on March 2, 2012.

Incentive Plan Awards

Value Vested or Earned During the Year

The Company did not grant or issue option-based and share-based awards or non-equity incentive plan compensation to the NEOs during the year ended January 31, 2013.

Pension Plan Benefits

The Company does not offer pension plan (neither defined benefit nor defined contribution) benefits to its officers, directors and employees. Furthermore, the Company does not have a deferred compensation plan related to each NEO.

Termination and Change of Control Benefits

As of the date of this Circular, there are no employment contracts between the Company or its subsidiaries and any of its NEOs. As well, there is no compensatory plan or arrangement with respect to an Executive Officer which results or will result from the resignation, retirement or any other termination of employment of an Executive Officer's employment with the Company and its subsidiaries or from a change of control of the Company or any subsidiary of the Company or a change in an Executive Officer's responsibilities following change of control.

Director Compensation

During the financial year ended January 31, 2013, none of the directors of the Company were paid, awarded or granted any compensation with respect to activities performed in their capacity as directors except as noted below. Directors are eligible to participate in the Company’s Incentive Stock Option Plan. Directors are entitled to be reimbursed for expenses incurred by them in their capacity as directors.

Director Compensation Table

The following table discloses all amounts of compensation provided to the directors that are not also NEOs for the Company’s most recently completed financial year.

Name	Fees earned ($)	Share-based awards ($)	Option-based awards ($)(1)	Non-equity incentive plan compensation ($)	Pension value ($)	All other compensation ($)	Total ($)
Carlos Ballon	89,676	nil	nil	nil	nil	nil	89,676
Gordon Neal	nil	nil	nil	nil	nil	nil	nil

Notes:
(1)

The Company believes that the Black-Scholes model is an appropriate model to use for calculating the fair value of incentive stock options because, while the model was originally developed for valuing publicly traded options as opposed to non-transferrable incentive stock options and requires management to make estimates, which are subjective and may not be representative of actual results (changes in assumptions can materially affect estimates of fair values), this model is used by most companies in the Company’s peer group and therefore represents an approach to valuation reasonably consistent with the Company’s peer group. It is important to remember that, while incentive stock options can have a significant theoretical value (such as those reported above), until the option is actually exercised and the resulting common shares can be sold at a profit, it has no value that can be realized by the holder. Many option grants expire, unexercised and out-of-the-money.

Outstanding Option-Based and Share-Based Awards

There were no outstanding option-based or share-based awards held by the directors of the Company as at January 31, 2013.

Value Vested or Earned During the Year

No stock options were granted or vested to the directors during the year ended January 31, 2013.

INDEBTEDNESS OF DIRECTORS AND OFFICERS

Aggregate Indebtedness

As of the date hereof, there is no indebtedness owing to the Company, any of its subsidiaries or any other entity (where such indebtedness to such other entity is the subject of a guarantee, support agreement, letter of credit or other similar arrangement or understanding provided by the Company or any of its subsidiaries) in connection with the purchase of securities or otherwise by any current or former executive officers, directors or employees of the Company or any of its subsidiaries.

Indebtedness of Directors and Executive Officers under Securities Purchase and Other Programs

No individual who is, or at any time during the most recently completed financial year of the Company was, a director or officer of the Company, no proposed nominee for election as a director of the Company, and no associate of any one of them is, or at any time since the beginning of the most recently completed financial year of the Company has been, indebted to the Company or any of its subsidiaries (other than in respect of amounts which would constitute routine indebtedness) or to another entity (where such indebtedness to such other entity is, or was at any time during the most recently completed financial year of the Company, the subject of a guarantee, support agreement, letter of credit or other similar arrangement or understanding provided by the Company or any of its subsidiaries).

SECURITIES AUTHORIZED FOR ISSUE UNDER EQUITY COMPENSATION PLAN

The following table provides details of the equity securities of the Company authorized for issuance pursuant to the Company’s Incentive Stock Option Plan as of January 31, 2013, the Company’s most recently completed financial year:

Plan Category	Number of Securities to be Issued upon Exercise of Outstanding Options	Weighted Average Exercise Price of Outstanding Options	Number of Securities Remaining Available for Future Issuance Under Equity Compensation Plans
Equity compensation plans previously approved by security holders	Nil	N/A	8,983,038
Equity compensation plans not previously approved by security holders	N/A	N/A	N/A
Total	Nil	N/A	8,983,038

Note:
(1)

The Company’s Incentive Stock Option Plan is a “rolling” stock option plan under which the maximum number of Common Shares that may be reserved for issuance is 10% of the issued shares of the Company at the time of the stock option grant. See “Particulars of Matters to be Acted Upon – Stock Option Plan”.

APPOINTMENT OF INDEPENDENT AUDITOR

Management recommends the re-appointment of Smythe Ratcliffe LLP, Chartered Accountants, as the auditor of the Company to hold office until the close of the next annual meeting of the shareholders.

Accordingly, shareholders will be asked to consider and, if thought advisable, to pass an ordinary resolution to re-appoint Smythe Ratcliffe LLP, Chartered Accountants, to serve as auditors of the Company until the next annual meeting of shareholders and to authorize the directors of the Company to fix their remuneration as such.

Unless the shareholder directs that his or her Common Shares are to be withheld from voting in connection with the appointment of auditors, the persons named in the enclosed form of proxy intend to vote FOR the appointment of Smythe Ratcliffe LLP and to authorize the directors to fix their remuneration.

MANAGEMENT CONTRACTS

The management functions of the Company are substantially performed by the officers of the Company, and not to any substantial degree by any other person with whom the Company has contracted.

PARTICULARS OF OTHER MATTERS TO BE ACTED UPON

Stock Option Plan

Shareholders will be asked to approve an ordinary resolution set forth below in this Circular (the "Stock Option Plan Resolution") ratifying the Company's existing stock option plan (the "Plan"), which is a "rolling" stock option plan, whereby up to a maximum of 10% of the Company's total outstanding Common Shares at the time of grant may be reserved for issuance pursuant to the Plan. The policies of the TSX.V provide that, where a Company has a rolling stock option plan in place, it must seek shareholder approval, for such plan annually. The Plan was originally approved by shareholders at a meeting held July 30, 2008 and subsequently approved by the TSX.V.

On June 14, 2011, the Board approved an amendment to the Plan that provides that directors and officers may exercise their vested options no later than the earlier of the expiry date of the option and 90 days following the date the director or officer ceases to work for the Company, unless terminated for cause. If an employee, consultant or if an optionee is engaged in investor relations activities, then the optionee may exercise their vested options no later than the earlier of the expiry date of the option and 30 days following the date the optionee ceases to work for the Company, unless terminated for cause. The exercise period following death remains unchanged, and is the earlier of 1 year and the expiry date of the option.

Outstanding Options

As at July 31, 2013, up to a total of 8,983,038 incentive stock options (representing 10% of the outstanding Common Shares) may be granted under the Plan. As at that date, there were no stock options outstanding under the Plan and all 8,983,038 incentive stock options remain available for grant under the Plan.

Ratification of Stock Option Plan

Shareholders will be asked to consider and, if deemed advisable, approve and pass the following resolution:

“RESOLVED, as an ordinary resolution, that the Company’s stock option plan as described in the Management Information Circular of the Company dated July 31st , 2013, be and is hereby ratified, confirmed and approved.”

Reference should be made to the full text of the Plan which will be made available by contacting the Company’s Secretary, Suite 2300 – 1177 West Hastings Street, Vancouver, British Columbia, until the business day immediately preceding the date of the Meeting.

In order to confirm and approve the Plan, a majority of votes cast at the Meeting by Shareholders must be voted in favour of the Plan.

The Board believes that the Plan is in the best interests of the Company and unanimously recommends that shareholders vote FOR the Stock Option Plan Resolution. In the absence of a contrary instruction, the person(s) designated by management of the Company in the enclosed form of proxy intend to vote FOR the Stock Option Plan Resolution ratifying the Plan.

Share Consolidation

Management has decided that it is in the best interests of the Company and its shareholders to consolidate the presently issued common shares on an up to twenty old shares for 1 new share basis or, alternatively, such lesser ratio as may be approved by the directors of the Company and the TSX.V (the “Consolidation”). The consolidation of shares will affect all present shareholders, as well as those persons holding any convertible securities, such as share purchase warrants or stock options.

The directors of the Company believe that the Consolidation is necessary in order for the Company to more easily raise capital and attract business opportunities. The directors of the Company believe that at present, with the current corporate structure and the current amount of liabilities of the Company, it is extremely difficult for the Company to raise capital and to proceed with the seeking of business opportunities.

Principal Effects of the Consolidation

The proposed Consolidation will not change in any way any shareholder’s proportion of votes to total votes; however, if the special resolution is passed, the total number of votes that a shareholder may cast at any future shareholders meeting of the Company will be reduced. Any resulting fractional Common Share will be rounded down to the nearest whole number and any fractional Common Share post-consolidation will be cancelled without consideration.

The number of Common Shares reserved for issuance under the Company’s stock option plan will be reduced proportionately based on the Consolidation ratio and the exercise or conversion price and/or the number of Common Shares of the Company issuable under the Company’s outstanding stock options will be proportionately adjusted upon the Consolidation with any fractional Common Shares rounded down to the nearest whole number.

The exercise price and/or the number of Common Shares of the Company issuable under any outstanding Common Share purchase warrants of the Company will be proportionately adjusted upon the Consolidation ratio on the same basis as stock options referenced above.

Beneficial Shareholders

Beneficial Shareholders holding their Common Shares through an Intermediary should note that Intermediaries may have different procedures for processing the Consolidation than those that will be put in place by the Company for Registered Shareholders. If you hold your Common Shares with an Intermediary and you have questions in this regard, you are encouraged to contact your Intermediary.

Effect on Share Certificates

If the Consolidation is approved by shareholders and implemented, Registered Shareholders will be required to exchange their share certificates representing pre-consolidated Common Shares for new share certificates representing post-consolidation Common Shares. Following the announcement by the Company of the effective date of the Consolidation, Registered Shareholders will be sent a letter of transmittal from the Company as soon as practicable after the effective date of the Consolidation. The letter of transmittal will contain instructions on how to surrender certificate(s) representing pre-consolidated Common Shares to the Company. The Company will forward to each registered Shareholder who has sent the required documents a new share certificate representing the number of post-consolidated Common Shares to which the Shareholder is entitled.

Special Resolution to approve the Share Consolidation

“RESOLVED, as a special resolution that, subject to the acceptance by the TSX Venture Exchange:

1.

The common share capital of the Company be altered by consolidating all of the issued and outstanding Common Shares of the Company without par value on the basis of up to twenty existing Common Shares for one new Common Share;

2.	Any one director or officer of the Company is authorized to execute and file any documents and take such further actions that may be necessary to give effect to the foregoing special resolution; and

3.

The Board of Directors is hereby authorized, at any time in its absolute discretion, to determine whether or not to proceed with the above resolutions without further approval, ratification or confirmation by the Shareholders.”

In conjunction with the Consolidation, the Board has approved a change of name of the Company to “Xiana Mining Ltd.” or such other name as may be approved by the directors and is acceptable to the TSX.V.

The special resolution requires the approval of not less than two-thirds of those votes cast at a meeting of the shareholders.

The Company cannot complete the Consolidation without the approval of the TSX.V. If shareholders pass the special resolution and the TSX.V approves the Consolidation, the Consolidation will take effect on a date to be coordinated with the TSX.V and announced in advance by the Company.

The Board believes that the share consolidation is in the best interests of the Company and unanimously recommends that shareholders vote FOR the special resolution approving the share consolidation. In the absence of a contrary instruction, the person(s) designated by management of the Company in the enclosed form of proxy intend to vote FOR the share consolidation.

Ratification of Advance Notice Policy

Background and Purpose

On January 18, 2013 (the “Effective Date”), the board of directors of the Company adopted an advance notice policy (the “Advance Notice Policy”) with immediate effect, a copy of which is attached to this Information Circular as Schedule “A”. In order for the Advance Notice Policy to remain in effect following termination of the Meeting, the Advance Notice Policy must be ratified, confirmed and approved at the Meeting, as set forth below.

The Advance Notice Policy contains advance notice provisions that fix a deadline by which holders of record of Common Shares of the Company must submit director nominations to the Company prior to any annual or special meeting of shareholders and set forth the information that a shareholder must include in the notice to the Company for the notice to be in proper written form in order for any director nominee to be eligible for election at any annual or special meeting of shareholders (the “Advance Notice Requirement”).

The purpose of the Advance Notice Requirement is to provide shareholders, directors and management of the Company with a clear framework for nominating directors. The Advance Notice Requirement will: (i) facilitate an orderly and efficient annual general or, where the need arises, special meeting, process; (ii) ensure that all shareholders receive adequate notice of the director nominations and sufficient information with respect to all nominees; and (iii) allow shareholders to register an informed vote having been afforded reasonable time for appropriate deliberation.

The Board also wishes to implement the Advance Notice Requirement by altering the Articles of the Company to add provisions implementing the Advance Notice Requirement (the “Advance Notice Provisions”), which provisions are substantially in the form attached as Schedule “A” hereto, as and at Article 14.12 of the Articles of the Company.

Terms of the Advance Notice Requirement

The following information is intended as a brief description of the Advance Notice Requirement contained in the Advance Notice Policy and Advance Notice Provisions. The disclosure below is qualified in its entirety by the full text of the Advance Notice Policy and the Advance Notice Provisions, copies of which are attached as Schedule “A” and Schedule “B” to this Information Circular, respectively.

The Advance Notice Requirement provides that advance notice to the Company must be made in circumstances where nominations of persons for election to the board of directors are made by shareholders of the Company other than pursuant to: (i) a “proposal” made in accordance with Division 7 of the BCBCA; or (ii) a requisition of the shareholders made in accordance with section 167 of the BCBCA.

Among other things, the Advance Notice Requirement fixes a deadline by which holders of record of Common Shares must submit director nominations to the secretary of the Company prior to any annual or special meeting of shareholders and sets forth the specific information that a shareholder must include in the written notice to the secretary of the Company for an effective nomination to occur. No person will be eligible for election as a director of the Company unless nominated in accordance with the provisions of the Advance Notice Requirement.

In the case of an annual meeting of shareholders, notice to the Company must be made not less than 30 nor more than 65 days prior to the date of the annual meeting; provided, however, that in the event that the annual meeting is to be held on a date that is less than 50 days after the date on which the first public announcement of the date of the annual meeting was made, notice may be made not later than the 10th day following such public announcement.

In the case of a special meeting of shareholders (which is not also an annual meeting), notice to the Company must be made not later than the 15th day following the day on which the first public announcement of the date of the special meeting was made.

The board of directors of the Company may, in its sole discretion, waive any requirement of the Advance Notice Requirement.

Ratification, Confirmation and Approval of Advance Notice Policy by Shareholders

If the Advance Notice Policy is approved at the Meeting, the Advance Notice Policy will continue to be effective and in full force and effect in accordance with its terms and conditions beyond the termination of the Meeting. Thereafter, the Advance Notice Policy will be subject to an annual review by the board of directors of the Company, and will be updated to the extent needed to reflect changes required by securities regulatory agencies or stock exchanges, or so as to meet industry standards.

If the Advance Notice Policy is not approved at the Meeting, the Advance Notice Policy will terminate and be of no further force or effect from and after the termination of the Meeting.

At the Meeting, the shareholders will be asked to consider and, if thought fit, pass an ordinary resolution in substantially the following form (the “Advance Notice Policy Resolution”):

“BE IT RESOLVED, as an ordinary resolution of the Shareholders of the Company, that:

1.

The Company’s Advance Notice Policy (the “Advance Notice Policy”) as described in the Company’s Management Information Circular dated May 10, 2013 and reflected in Schedule “A” to such circular be and is hereby ratified, confirmed and approved;

2.

The board of directors of the Company be authorized in its absolute discretion to administer the Advance Notice Policy and amend or modify the Advance Notice Policy in accordance with its terms and conditions to the extent needed to reflect changes required by securities regulatory agencies or stock exchanges, so as to meet industry standards, or as otherwise determined to be in the best interests of the Company and its shareholders; and

3.

Any one director or officer of the Company be and is hereby authorized and directed to do all such acts and things and to execute and deliver, under the corporate seal of the Company or otherwise, all such deeds, documents, instruments and assurances as in his or her opinion may be necessary or desirable to give effect to the foregoing resolutions.”

In order to confirm and approve the Advance Notice Policy, a majority of votes cast at the Meeting by Shareholders must be voted in favour of the Policy.

The Company’s Board recommends a vote “FOR” the approval of the Advance Notice Policy. Unless the shareholder directs that his or her shares be otherwise voted or withheld from voting in connection with the approval of the Advance Notice Policy, the persons named in the enclosed Proxy will vote FOR the approval of the above resolution.

INTEREST OF INFORMED PERSONS IN MATERIAL TRANSACTIONS

No informed person of the Company, nominee for director of the Company, or any affiliate or associate of any informed person or nominee for director, had any material interest, direct or indirect, in any transaction or proposed transaction which has materially affected or would material affect the Company since the beginning of the financial year ended January 31, 2013.

For the purposes of this Information Circular, an "informed person" includes (i) a director or executive officer of the Company, (ii) a director or executive officer of a person or company that is itself an informed person, or (iii) any person or company who beneficially owns, directly or indirectly, and/or exercises control or direction over voting securities of the Company carrying more than 10% of the voting rights attaching to all outstanding voting securities of the Company.

STATEMENT OF CORPORATE GOVERNANCE PRACTICES

The Board and senior management consider good corporate governance to be central to the effective and efficient operation of the Company.

National Policy 58-201 Corporate Governance Guidelines (“NP 58-201”) establishes corporate governance guidelines, which apply to all public companies. The Company has reviewed its own corporate governance practices in light of these guidelines. In certain cases, the Company’s practices comply with the guidelines, however, the Board considers that some of the guidelines are not suitable for the Company at its current stage of development and therefore these guidelines have not been adopted.

National Instrument 58-101 Disclosure of Corporate Governance Practices (“NI 58-101”) also requires the Company to disclose annually in its Circular certain information concerning its corporate governance practices. As a “venture issuer” the Company is required to make such disclosure with reference to the requirements of Form 58-101F2, which disclosure is set forth below.

Corporate Governance Disclosure

The Board believes that the principle objective of the Company is to generate economic returns with the goal of maximizing Shareholder value, and that this is to be accomplished by the Board through its stewardship of the Company. In fulfilling its stewardship function, the Board’s responsibilities will include strategic planning, appointing and overseeing management, succession planning, risk identification and management, environmental oversight, communications with other parties and overseeing financial and corporate issues. The Board believes that good corporate governance practices provide an important framework for timely response by the Board to situations that may directly affect Shareholder value, and the Board is committed to practicing good corporate governance.

Board of Directors

The Board facilitates its exercising of independent supervision over the Company's management through frequent meetings of the Board.

The mandate of the Board, as prescribed by the Business Corporations Act (British Columbia), is to manage or supervise the management of the business and affairs of the Company and to act with a view to the best interests of the Company. In doing so, the Board oversees the management of the Company's affairs directly and through its committees.

Gordon Neal is and Robert Baxter will be, if elected, an "independent" director for the purposes of NI 58-101. Messrs. Ballon, Drescher and Perkins are current and/or former members of management and are therefore not considered independent.

The Board of Directors has not developed written position descriptions for the Chairman of the Board or for each chairman of each Board committee. Their primary roles are managing the affairs of the Board or such committee including ensuring the Board or such committee is organized properly, functions effectively and meets its obligations and responsibilities. Each chairman conducts the affairs of the committees in accordance with the charters of such committee.

The Board and CEO have not developed a written position description for the CEO. The roles and responsibilities of the CEO are to develop the Company’s strategic plan; carry out a comprehensive operational planning and budgeting process; monitor the Company’s financial performance against budget; and identify risks and opportunities in the Company’s business and manage them accordingly.

Other Directorships

The following directors of the Company are directors of other reporting issuers as follows:

Name of Directors	Name of Other Reporting Issuers

Carlos Ballon	N/A
Anton J. Drescher	Oculus VisionTech Inc. International Tower Hill Mines Ltd. Corvus Gold Inc. Trevali Resources Corp. Ravencrest Resources Inc.
Gordon Neal	Abzu Gold Inc. Rockgate Capital Inc. Balmoral Resources Limited Falco Pacific Resource Group Inc.
Rowland Perkins	Corvus Gold Inc. Oculus VisionTech Inc. Strikepoint Gold Inc.

Orientation and Continuing Education

While the Company does not have formal orientation and training programs, new Board members are provided with:
(i) access to recent, publicly filed documents of the Company, technical reports and internal financial information;
(ii) access to management and technical experts and consultants; and (iii) a summary of significant corporate and securities responsibilities.

Board members are encouraged to communicate with management, auditors and technical consultants, to keep themselves current with industry trends and developments and changes in legislation with management's assistance and to attend related industry seminars and visit the Company’s offices. Board members have full access to the Company’s records.

Ethical Business Conduct

The Board views good corporate governance as an integral component to the Company’s success and to meet its responsibilities to shareholders. The Board has adopted a Code of Ethics and has instructed its management and employees to abide by the Code. The Code of Ethics is available on SEDAR at www.sedar.com.

Nomination of Directors

The Board as a whole has responsibility for identifying potential Board candidates. The Board assesses potential Board candidates to fill perceived needs on the Board for required skills, expertise, independence and other factors. Members of the Board and representatives of the mineral exploration industry are consulted for possible candidates.

Other Board Committees

Other than the Audit Committee the Company has one other committee, being the Compensation Committee.

The Compensation Committee is responsible for determining and approving compensation for directors and senior officers. The Compensation Committee is currently comprised of two directors, Mr. Gord Neal and Mr. Anton Drescher. Mr. Drescher is a former member of management and is therefore not considered independent.

Assessments

The Board monitors the adequacy of information given to directors, communication between the Board and management and the strategic direction and processes of the Board and committees. The Audit Committee will annually review the Audit Committee Charter and recommend revisions to the Board as necessary. The Company feels its corporate governance practices are appropriate and effective for the Company, given its size and operations. The Company's method of corporate governance allows for the Company to operate efficiently, with simple checks and balances that control and monitor management and corporate functions without excessive administrative burden.

AUDIT COMMITTEE INFORMATION

National Instrument 52-110 - Audit Committees of the Canadian Securities Administrators ("NI 52-110") requires the Company, as a venture issuer, to disclose annually in its Circular certain information concerning the constitution of its audit committee and its relationship with its independent auditor, as set forth herein.

Audit Committee Mandate and Terms of Reference for Chair

The mandate and responsibilities of the Audit Committee of the Company of the Board is included in the Audit Committee Charter attached to this Information Circular as Schedule "B".

Composition of the Audit Committee

The current members of the Audit Committee are Messrs., Drescher, Neal and Perkins. The Audit Committee operates under a written charter that sets out its responsibilities and composition requirements. Mr. Neal is considered to be independent pursuant to NI 52-110. Mr. Drescher is the CFO of the Company and Mr. Perkins is the current Interim President and CEO of the Company and they are therefore not considered independent. All members of the audit committee are financially literate.

Relevant Education and Experience

Anton J. Drescher – Director. Mr. Drescher received a Diploma in Financial Management from the British Columbia Institute of Technology in June 1974 and obtained his Certified Management Accountant designation in October 1981. Mr. Drescher is the President and a director of Harbour Pacific Capital Corp. a company providing administrative and consulting services mainly to public companies.

Gordon Neal – Director. Mr. Neal graduated from Dalhousie University with a B.Sc. in Biochemistry in 1977. He was President of the Dalhousie Student Union in 1976-77 and served as a member of the Dalhousie Senate and Board of Governors. Mr. Neal has served on the Audit Committees of four public companies over the past ten years.

Rowland Perkins – Director. Mr. Perkins has a degree in Economics from the University of Manitoba (1972). He is currently President & COO of ebackup Inc. (since 2001) and has over 35 years of business experience and 20 years with public companies. He has been a member of the Audit Committee for six public companies in the last five years and currently serves as a member of the Audit Committee on four public companies including Dorato Resources Inc.

Pre-Approval Policies and Procedures

The Audit Committee reviews all non-audit services and pre-approves all non-audit services to be provided to the Company by its external auditors.

External Auditor Service Fees

Fees incurred with the Company's external auditors are outlined in the following table:

Nature of Services	Fees Paid to Auditor in Year Ended January 31, 2013 ($)	Fees Paid to Auditor in Year Ended January 31, 2012 ($)
Audit Fees (1)	32,000	40,000
Audit-Related Fees (2)	-	-
Tax Fees (3)	3,000	2,500
All Other Fees (4)	-	-
Total	35,000	42,500

Notes:
(1)	The aggregate fees billed by the Company’s auditor for audit fees.
(2)

The aggregate fees billed for assurance and related services by the Company’s auditor that are reasonably related to the performance of the audit or review of the Company’s financial statements and are not disclosed in the ‘Audit Fees’ column.

(3)

The aggregate fees billed for professional services rendered by the Company’s Auditor for tax compliance, tax advice and tax planning. These services involved the filing of the Company’s annual tax returns.

(4)	The aggregate fees billed for professional services other than those listed in the other three columns.

Exemption

The Company is relying upon the exemption in section 6.1 of NI 52-110 in respect of the composition of its audit committee and in respect of its reporting obligations.

OTHER MATERIAL FACTS

There are no other material facts other than as disclosed herein.

ADDITIONAL INFORMATION

Additional information relating to the Company is available on SEDAR at www.sedar.com. Financial information about the Company is provided in the Company's comparative financial statements and MD&A for its most recently completed financial year ended January 31, 2013.

Shareholders of the Company may request copies of the Company's financial statements and MD&A by contacting the Corporate Secretary of the Company at Suite 2300 - 1177 West Hastings Street Vancouver, British Columbia V6E 2K3.

* * * * * *

DIRECTORS' APPROVAL

The contents and the sending of this Management Information Circular have been approved by the Board of Directors of the Company.

DATED this 31st day of July, 2013.

On Behalf of the Board

/s/ "Rowland Perkins"
Rowland Perkins
Interim President, CEO and Director

SCHEDULE "A" to the Management Information Circular

ADVANCE NOTICE POLICY
(Adopted by the Board of Directors with immediate effect on July 31, 2013)

INTRODUCTION

The Company is committed to: (i) facilitating an orderly and efficient annual general or, where the need arises, special meeting, process; (ii) ensuring that all shareholders receive adequate notice of the director nominations and sufficient information with respect to all nominees; and (iii) allowing shareholders to register an informed vote having been afforded reasonable time for appropriate deliberation.

The purpose of this Advance Notice Policy (the "Policy") is to provide shareholders, directors and management of the Company with a clear framework for nominating directors. This Policy fixes a deadline by which holders of record of common shares of the Company must submit director nominations to the Company prior to any annual or special meeting of shareholders and sets forth the information that a shareholder must include in the notice to the Company for the notice to be in proper written form in order for any director nominee to be eligible for election at any annual or special meeting of shareholders.

It is the position of the Company that this Policy is in the best interests of the Company, its shareholders and other stakeholders. This policy will be subject to an annual review, and will reflect changes as required by securities regulatory agencies or stock exchanges, or so as to meet industry standards.

NOMINATIONS OF DIRECTORS

1.

Only persons who are nominated in accordance with the following procedures shall be eligible for election as directors of the Company. Nominations of persons for election to the board of directors of the Company (the "Board") may be made at any annual meeting of shareholders, or at any special meeting of shareholders if one of the purposes for which the special meeting was called was the election of directors:

a.	by or at the direction of the Board, including pursuant to a notice of meeting;

b.

by or at the direction or request of one or more shareholders pursuant to a "proposal" made in accordance with Division 7 of Part 5 of the British Columbia Business Corporations Act (the "Act"), or a requisition of the shareholders made in accordance with section 167 of the Act; or

c.

by any person (a "Nominating Shareholder"): (A) who, at the close of business on the date of the giving by the Nominating Shareholder of the notice provided for below in this Policy and at the close of business on the record date for notice of such meeting, is entered in the securities register of the Company as a holder of one or more shares carrying the right to vote at such meeting or who beneficially owns shares that are entitled to be voted at such meeting; and (B) who complies with the notice procedures set forth below in this Policy.

2.

In addition to any other requirements under applicable laws, for a nomination to be made by Nominating Shareholder, the Nominating Shareholder must have given notice thereof that is both timely (in accordance with paragraph 3 below) and in proper written form (in accordance with paragraph 4 below) to the Secretary of the Company at the principal executive offices of the Company.

3.	To be timely, a Nominating Shareholder’s notice to the Secretary of the Company must be made:

a.

in the case of an annual meeting of shareholders, not less than 30 nor more than 65 days prior to the date of the annual meeting of shareholders; provided, however, that in the event that the annual meeting of shareholders is to be held on a date that is less than 50 days after the date (the "Notice Date") on which the first public announcement of the date of the annual meeting was made, notice by the Nominating Shareholder may be made not later than the close of business on the tenth (10th) day following the Notice Date; and

b.

in the case of a special meeting (which is not also an annual meeting) of shareholders called for the purpose of electing directors (whether or not called for other purposes), not later than the close of business on the fifteenth (15th) day following the day on which the first public announcement of the date of the special meeting of shareholders was made.

The time periods for the giving of a Nominating Shareholder’s notice set forth above shall in all cases be determined based on the original date of the applicable annual meeting or special meeting of shareholders, and in no event shall any adjournment or postponement of a meeting of shareholders or the announcement thereof commence a new time period for the giving of such notice.

4.	To be in proper written form, a Nominating Shareholder’s notice to the Secretary of the Company must set forth:

a.

as to each person whom the Nominating Shareholder proposes to nominate for election as a director: (A) the name, age, business address and residential address of the person; (B) the present principal occupation, business or employment of the person within the preceding five years, as well as the name and principal business of any company in which such employment is carried on; (C) the citizenship of such person; (D) the class or series and number of shares in the capital of the Company which are controlled or which are owned beneficially or of record by the person as of the record date for the meeting of shareholders (if such date shall then have been made publicly available and shall have occurred) and as of the date of such notice; and (E) any other information relating to the person that would be required to be disclosed in a dissident’s proxy circular in connection with solicitations of proxies for election of directors pursuant to the Act and Applicable Securities Laws (as defined below); and

b.

as to the Nominating Shareholder giving the notice, full particulars regarding any proxy, contract, agreement, arrangement or understanding pursuant to which such Nominating Shareholder has a right to vote or direct the voting of any shares of the Company and any other information relating to such Nominating Shareholder that would be required to be made in a dissident’s proxy circular in connection with solicitations of proxies for election of directors pursuant to the Act and Applicable Securities Laws (as defined below).

The Company may require any proposed nominee to furnish such other information as may reasonably be required by the Company to determine the eligibility of such proposed nominee to serve as an independent director of the Company or that could be material to a reasonable shareholder's understanding of the independence, or lack thereof, of such proposed nominee.

5.

No person shall be eligible for election as a director of the Company unless nominated in accordance with the provisions of this Policy; provided, however, that nothing in this Policy shall be deemed to preclude discussion by a shareholder (as distinct from the nomination of directors) at a meeting of shareholders of any matter that is properly before such meeting pursuant to the provisions of the Act or the discretion of the Chairman. The Chairman of the meeting shall have the power and duty to determine whether a nomination was made in accordance with the procedures set forth in the foregoing provisions and, if any proposed nomination is not in compliance with such foregoing provisions, to declare that such defective nomination shall be disregarded.

6.	For purposes of this Policy:

a.

"Applicable Securities Laws" means the applicable securities legislation of each province and territory of Canada in which the Company is a reporting issuer, as amended from time to time, the rules, regulations and forms made or promulgated under any such statute and the published national instruments, multilateral instruments, policies, bulletins and notices of the securities commission and similar regulatory authority of each province and territory of Canada; and

b.

"public announcement" shall mean disclosure in a press release reported by a national news service in Canada, or in a document publicly filed by the Company under its profile on the System of Electronic Document Analysis and Retrieval at www.sedar.com.

7.

Notwithstanding any other provision of this Policy, notice given to the Secretary of the Company pursuant to this Policy may only be given by personal delivery, facsimile transmission or by email (at such email address as may be stipulated from time to time by the Secretary of the Company for purposes of this notice), and shall be deemed to have been given and made only at the time it is served by personal delivery to the Secretary at the address of the principal executive offices of the Company, email (at the address as aforesaid) or sent by facsimile transmission (provided that receipt of confirmation of such transmission has been received); provided that if such delivery or electronic communication is made on a day which is a not a business day or later than 5:00 p.m. (Vancouver time) on a day which is a business day, then such delivery or electronic communication shall be deemed to have been made on the next following day that is a business day.

8.	Notwithstanding the foregoing, the Board may, in its sole direction, waive any requirement in this Policy.

EFFECTIVE DATE

This Policy was approved and adopted by the Board on July 31, 2013 (the "Effective Date") and is and shall be effective and in full force and effect in accordance with its terms and conditions from and after such date. Notwithstanding the foregoing, if this Policy is not approved by ordinary resolution of shareholders of the Company present in person or voting by proxy at the next meeting of those shareholders validly held following the Effective Date, then this Policy shall terminate and be void and of no further force and effect following the termination of such meeting of shareholders.

GOVERNING LAW

This Policy shall be interpreted and enforced in accordance with the laws of the Province of British Columbia and the federal laws of Canada applicable in that province.

SCHEDULE "B" to the Management Information Circular

CHARTER OF THE AUDIT COMMITTEE

1.	PURPOSE

The Audit Committee (the "Committee") of Dorato Resources Inc. ("Dorato") is a committee of the Board of Directors with the responsibility under the governing legislation of Dorato to review the financial statements, accounting policies and reporting procedures of Dorato.

The primary function of the Committee is to assist the Board of Directors in fulfilling its oversight responsibilities by reviewing the financial reports and other financial information provided by Dorato to any governmental body or the public, the systems of internal controls of Dorato regarding finance, accounting and legal compliance that management and the Board have established, and the auditing, accounting and financial reporting processes of Dorato generally. Consistent with this function, the Committee should encourage continuous improvement of, and should foster adherence to, the policies, procedures and practices at all levels of Dorato.

The primary duties and responsibilities of the Committee are to:

  Serve as an independent and objective party to monitor the financial reporting process and the system of internal controls of Dorato.

  Monitor the independence and performance of the auditor of Dorato (the "Auditor") and the internal audit function of Dorato.

  Provide an open avenue of communication among the Auditor, financial and senior management and the Board of Directors.

The Committee will primarily fulfill these responsibilities by carrying out the activities set out in Section 4 of this Charter.

2.	COMPOSITION

  The Committee shall be comprised of two or more directors as determined by the Board of Directors. The composition of the Committee shall adhere to all applicable corporate and securities laws and all requirements of the stock exchanges on which shares of Dorato are listed. In particular, the composition of the Committee shall be in accordance with Multilateral Instrument 52-110 – Audit Committees, and the required qualifications and experience of the members of the Committee, subject to any exemptions or other relief that may be granted from time to time.

  All members of the Committee shall have a working familiarity with basic finance and accounting practices, and at least one member of the Committee shall be a "financial expert" in accordance with applicable laws and all requirements of the stock exchanges on which shares of Dorato are listed.

  Members of the Committee shall be elected by the Board at the meeting of the Board held immediately after the annual meeting of shareholders or such other times as shall be determined by the Board and shall serve until the next such meeting or until their successors shall be duly elected and qualified.

  Any member of the Committee may be removed or replaced at any time by the Board of Directors and shall cease to be a member of the Committee as soon as such member ceases to be a director. Subject to the foregoing, each member of the Committee shall hold such office until the next annual meeting of shareholders after his or her election as a member of the Committee.

  The members of the Committee shall be entitled to receive such remuneration for acting as members of the Committee as the Board of Directors may from time to time determine.
3.	MEETINGS

  The Committee may appoint one of its members to act as Chairman of the Committee. The Chairman will appoint a secretary who will keep minutes of all meetings (the "Secretary"). The Secretary does not have to be a member of the Committee or a director and can be changed by written notice from the Chairman.

  No business may be transacted by the Committee except at a meeting at which a quorum of the Committee is present or by a consent resolution in writing signed by all members of the Committee. A majority of the members of the Committee shall constitute a quorum, provided that if the number of members of the Committee is an even number, one half of the number of members plus one shall constitute a quorum.

  The Committee will meet as many times as is necessary to carry out its responsibilities, but in no event will the Committee meet less than four times a year. The Committee shall meet at least once annually with the Auditor. As part of its duty to foster open communication, the Committee should meet at least annually with management and the Auditor in separate executive sessions to discuss any matters that the Committee or each of these parties believe should be discussed privately. In addition, the Committee shall meet with the Auditor and management at least quarterly to review the financial statements of Dorato.

  The time at which, and the place where, the meetings of the Committee shall be held, the calling of meetings and the procedure in all respects of such meetings shall be determined by the Chairman, unless otherwise provided for in the Articles of Dorato or otherwise determined by resolution of the Board of Directors.

  The Committee may invite to, or require the attendance at, any meeting of the Committee, such officers and employees of Dorato, legal counsel or other persons as it deems necessary in order to perform its duties and responsibilities. They should also be requested or required to attend meetings of the Committee and make presentations to the Committee as appropriate.

  Subject to the provisions of the governing legislation of Dorato and applicable regulations the Chairman of the Committee may exercise the powers of the Committee in between meetings of the Committee. In such event, the Chairman shall immediately report to the members of the Committee and the actions or decisions taken in the name of the Committee shall be recorded in the proceedings of the Committee.

4.	RESPONSIBILITIES AND DUTIES

To fulfill its responsibilities and duties the Committee shall:

Documents/Reports Review

  Review and recommend for approval to the Board of Directors of Dorato any revisions or updates to this Charter. This review should be done periodically, but at least annually, as conditions dictate.

  Review the interim unaudited quarterly financial statements and the annual audited financial statements, and the related press releases of Dorato and report on them to the Board of Directors.

  Satisfy itself, on behalf of the Board of Directors, that the unaudited quarterly financial statements and annual audited financial statements of Dorato are fairly presented both in accordance with generally accepted accounting principles and otherwise, and recommend to the Board of Directors whether the quarterly and annual financial statements should be approved.

  Satisfy itself, on behalf of the Board of Directors, that the information contained in the quarterly financial statements of Dorato, annual report to shareholders and similar documentation required pursuant to the laws of Canada does not contain any untrue statement of any material fact or omit to state a material fact that is required or necessary to make a statement not misleading, in light of the circumstances under which it was made.

  Review any reports or other financial information of Dorato submitted to any governmental body, or the public, including any certification, report, opinion or review rendered by the Auditor.

  Review, and if deemed advisable, approve all related party transactions as defined in the governing legislation of Dorato.

  Have the right, for the purpose of performing their duties: (i) to inspect all the books and records of Dorato and its subsidiaries; (ii) to discuss such accounts and records and any matters relating to the financial position of Dorato with the officers and auditors of Dorato and its subsidiaries and the Auditor; (iii) to commission reports or supplemental information relating to the financial information; (iv) to require the Auditor to attend any or every meeting of the Committee; and (v) to engage such independent counsel and other advisors as are necessary in the determination of the Committee.

  Permit the Board of Directors to refer to the Committee such matters and questions relating to the financial position of Dorato and its affiliates or the reporting related to it as the Board of Directors may from time to time see fit.

Independent Auditor

  Be directly and solely responsible for the appointment, compensation, and oversight of the work of the Auditor of Dorato upon shareholder approval of the appointment, with such Auditor being ultimately accountable to the shareholders, the Board and the Committee.

  Act as the Auditor's channel of direct communication to Dorato. In this regard, the Committee shall, among other things, receive all reports from the Auditor of Dorato, including timely reports of:

1.	all critical accounting policies and practices to be used;

2.

all alternative treatments of financial information within generally accepted accounting principles that have been discussed with the management of Dorato, ramifications of the use of such alternative disclosures and treatments, and the treatment preferred by the Auditor of Dorato; and

3.	other material written communications between the Auditor and the management of Dorato, including, but not limited to, any management letter or schedule of unadjusted differences.

  Satisfy itself, on behalf of the Board of Directors that the Auditor is "independent" of management, within the meaning given to such term in the rules and pronouncements of the applicable regulatory authorities and professional governing bodies. In furtherance of the foregoing, the Committee shall request that the Auditor at least annually provide a formal written statement delineating all relationships between the Auditor and Dorato, and request information from the Auditor and management to determine the presence or absence of a conflict of interest. The Committee shall actively engage the Auditor in a dialogue with respect to any disclosed relationships or services that may impact the objectivity and independence of the Auditor. The Committee shall take, or recommend that the full Board take, appropriate action to oversee the independence of the Auditor.

  Be responsible for pre-approving all audit and non-audit services provided by the Auditor; provided, however, that the Committee shall have the authority to delegate such responsibility to one or more of its members to the extent permitted under applicable law and stock exchange rules.

  Review the performance of the Auditor and make recommendations to the Board of Directors as to whether or not to continue to engage the Auditor.

  Determine and review the remuneration of the Auditor and any independent advisors (including independent counsel) to the Committee.

  Satisfy itself, on behalf of the Board of Directors, that the internal audit function has been effectively carried out and that any matter which the Auditor wishes to bring to the attention of the Board of Directors has been addressed and that there are no "unresolved differences" with the Auditor.

Financial Reporting Process and Risk Management

  Review the audit plan of the Auditor for the current year and review advice from the Auditor relating to management and internal controls and the responses of Dorato to the suggestions made put forth.

  Monitor the internal accounting controls, informational gathering systems and management reporting on internal controls of Dorato.

  Review with management and the Auditor the relevance and appropriateness of the accounting policies of Dorato and review and approve all significant changes to such policies.

  Satisfy itself, on behalf of the Board of Directors, that Dorato has implemented appropriate systems of internal control over financial reporting and the safeguarding of the assets of Dorato and other "risk management" functions (including the identification of significant risks and the establishment of appropriate procedures to manage those risks and the monitoring of corporate performance in light of applicable risks) affecting the assets of Dorato, management, financial and business operations and the health and safety of employees and that these systems are operating effectively.

  Review and approve the investment and treasury policies of Dorato and monitor compliance with such policies.

  Establish procedures for the receipt and treatment of (i) complaints received by Dorato regarding accounting, controls, or auditing matters and (ii) confidential, anonymous submissions by employees of Dorato as to concerns regarding questionable accounting or auditing.

Legal and Regulatory Compliance

  Satisfy itself, on behalf of the Board of Directors, that all material statutory deductions have been withheld by Dorato and remitted to the appropriate authorities.

  Without limiting its rights to engage counsel generally, review, with the principal legal external counsel of Dorato, any legal matter that could have a significant impact on the financial statements of Dorato.

  Satisfy itself, on behalf of the Board of Directors, that all regulatory compliance issues have been identified and addressed.

Budgets

  Assist the Board of Directors in the review and approval of operational, capital and other budgets proposed by management.

General

  Perform any other activities consistent with this Charter, the By-laws of Dorato and governing law, as the Committee or the Board of Directors deem necessary or appropriate.